UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

COMPAÑIA CERVECERIAS UNIDAS S.A.

(Exact name of Registrant as specified in its charter)

UNITED BREWERIES COMPANY, INC.

(Translation of Registrant's name into English)

Republic of Chile

(Jurisdiction of incorporation or organization)

Bandera 84, Sixth Floor, Santiago, Chile

(Address of principal executive offices)

_________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes ___ No X

Attached is a press release of the Company dated April 8, 2004

FOR IMMEDIATE RELEASE

For more information contact:

Luis Eduardo Bravo / Jorge Bustos

Investor Relations Department

Compañía Cervecerías Unidas S.A.

www.ccu-sa.com

(56-2) 427-3581 or 427-3416

CCU ANNOUNCES FIRST QUARTER 2004 VOLUMES

(Santiago, Chile, April 8, 2004) -- CCU (NYSE: CU) reported today preliminary first quarter 2004 consolidated volumes.

The preliminary volume breakout by segment in hectoliters is as follows:

First Quarter 2004

Chile:	Volume	Change
Beer	1,129,748	0.2%
Soft Drinks	868,906	4.5%
Nectars	83,017	17.2%
Mineral Waters	250,154	4.7%
Wine - Domestic	102,458	3.3%
Wine - Export	80,228	14.0%
Total Chile[2]	2,514,509	3.1%

Argentina:
Beer	608,333	16.7%
Wine[1]	3,973	-67.2%
Total Argentina	612,307	14.8%
TOTAL	3,126,816	5.2%

CCU plans to release its consolidated first quarter results by the first week of May.

CCU is a diversified beverage company operating principally in Chile and Argentina. CCU is the largest Chilean brewer, the second-largest Argentine brewer, the third-largest Chilean soft drink producer, the second-largest Chilean wine producer, the largest Chilean mineral water producer and the third player in the pisco business and recently entered the confectionery industry. The Company has licensing and/or joint venture arrangements with Heineken Brouwerijen B.V., Anheuser-Busch Companies Inc., PepsiCo Inc., Paulaner Brauerei AG, Schweppes Holdings Limited, Guinness Brewing Worldwide Limited and Watt's Alimentos S.A. For more information, visit www.ccu-sa.com.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

.

Compañía Cervecerías Unidas S.A.

(United Breweries Company, Inc.)

/s/ Ricardo Reyes

Chief Financial Officer

Date: January 8, 2004